# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCI Engineered Materials, Inc., CIK 0000830616
CUSIP: 78402S108
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2839 Charter Street, Columbus, Ohio (OH), 43228
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001479348

## Reporting persons
- Charles Kohnen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 310,000; shared voting power 48,000; sole dispositive power 310,000; shared dispositive power 48,000; aggregate amount beneficially owned 358,000 (7.8% of the class)
  Comment: Percentage ownership in Row 11 is based on 4,568,127 shares of Common Stock outstanding as of February 13, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 14, 2025.

## Item 1. Issuer
Name of issuer: SCI Engineered Materials, Inc.
Address of issuer's principal executive offices: 2839 Charter Street, Columbus, OHIO 43228

## Item 2. Person Filing
Name of person filing: Charles Kohnen
Address of principal business office or, if none, residence:
5424 Spice Bush Court
Dayton, Ohio 45429
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 358,000
Percent of class:
7.8%
Percentage ownership is based on 4,568,127 shares of Common Stock outstanding as of February 13, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 14, 2025.
Sole power to vote or to direct the vote: 310,000
Shared power to vote or to direct the vote:
48,000
The Reporting Person shares voting power with his wife, Angela Kohnen, over 48,000 shares.
Sole power to dispose or to direct the disposition: 310,000
Shared power to dispose or to direct the disposition:
48,000
The Reporting Person shares dispositive power with his wife, Angela Kohnen, over 48,000 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Charles Kohnen: /s/ Charles Kohnen, Charles Kohnen (02/17/2025)